

02003406

RECD S.E.C.
MAR 0 4 2002
586

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/6

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SEC FILE NUMBER
8- 52399

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MERIDIAN SECURITIES GROUP, ~~LLC~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4495 KINGSTON PIKE
(No. and Street)

KNOXVILLE	TN	37919
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIM HARMAN (865) 212-3377
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

E.H. JOHNSON & COMPANY, P.C.
(Name — *if individual, state last, first, middle name*)

900 S. GAY ST. SUITE 1604 KNOXVILLE, TN 37902
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JIM HARMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERIDIAN SECURITIES GROUP, LLC, as of DECEMBER 31, 2001, 19XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Manager

Title

Patrick J. Young, my commission expires, March 01, 2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN SECURITIES GROUP, LLC

FINANCIAL STATEMENTS
for the year ended December 31, 2001
with
Report of Certified Public Accountants

MERIDIAN SECURITIES GROUP, LLC

TABLE OF CONTENTS

E.H. JOHNSON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1604 RIVERVIEW TOWER • KNOXVILLE, TN 37902
TELEPHONE (865) 522-2626; FAX (865) 523-3636

MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Members
Meridian Security Group, LLC

We have audited the accompanying statement of financial condition of Meridian Securities Group, LLC (the Company) as of December 31, 2001, and the related statements of loss, changes in member's equity, and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Group, LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


E.H. Johnson & Company, P.C.

Knoxville, Tennessee
February 26, 2002

MERIDIAN SECURITIES GROUP, LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 28,380
Deposits with clearing broker	25,000
Receivable from broker-dealers and clearing operations	9,413
Prepaid assets	2,311
Furniture & equipment less accumulated depreciation of $ 1,664	6,652
Total assets	$ 71,756

Liabilities and Members Equity

Accrued expenses	$ 2,000
Total liabilities	2,000
Members equity	69,756
Total liabilities and members equity	$ 71,756

The accompanying notes are an integral part of these financial statements.

MERIDIAN SECURITIES GROUP, LLC
Statement of Income
For the year ended December 31, 2001

Revenues:	
Commissions	$ 246,768
Interest income	2,060
	248,828
Expenses:	
Brokerage, exchange and clearance fees	89,724
Telephone and communication	48,403
Office and professional expense	39,327
Occupancy costs	20,312
Employee and member wages and benefits	9,199
Net income	$ 41,863

The accompanying notes are an integral part of these financial statements.

MERIDIAN SECURITIES GROUP, LLC
Statement of Changes in Members Equity
For the year ended December 31, 2001

Member's equity, January 1, 2001	$ 102,217
Net income	41,863
Distribution to members	(74,324)
Member's equity, December 31, 2001	$ 69,756

The accompanying notes are an integral
part of these financial statements.

MERIDIAN SECURITIES GROUP, LLC
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows provided by operations:	
Net income	$ 41,862
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	1,664
Increase in other operating assets	(3,162)
Increase in Operating Liabilities	(1,565)
	38,800
Cash flows used in investing:	
Acquisition of furniture and equipment	2,290
Cash flows used in financing:	
Distributions to members	(74,324)
Net decrease in cash	(33,234)
Cash at beginning of the year	61,614
Cash at December 31, 2001	$ 28,380

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Meridian Securities Group,LLC (Meridian) was incorporated as a limited liability company on January 14, 2001, and commenced operations on October 1, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Meridian operates as an introducing broker, and as such does not hold or handle its customers' cash or securities. Meridian has contracted with the Pershing Division of Donaldson, Lufkin & Jenrette (Pershing) to operate as their clearing broker. As such, all of Meridians' customers maintain accounts with Pershing as a fully disclosed broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Meridian maintains its financial statements on the accrual basis in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Income Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment

Purchased furniture and equipment are stated at cost. Contributed furniture and equipment are stated at fair market value on the date of contribution. Depreciation is computed using straight line and accelerated methods over estimated useful lives of three to seven years. The cost of maintenance and repairs are expensed as incurred. Expenditure that extend the economic lives or improve the efficiency of

2. SIGNIFICANT ACCOUNTING POLICIES, continued

furniture and equipment are capitalized. Gains or losses from disposition are included in income when realized. On January 1, 2001, the Company adjusted the the fair value of the fixed assets contributed during the prior year by $2,290. A corresponding adjustment was made to the contributing members capital account.

Income Taxes

The Company has elected to be treated as a Partnership for tax purposes whereby earnings are not taxed at the corporate level for federal purposes. Instead, each member is required to report his pro rata share of taxable income or loss in his personal tax return. The Company is, however, subject to state income tax. Accordingly, state income tax expense only is accrued in these financial statements.

3. BROKER DEPOSITS, RECEIVABLE AND PAYABLES

The Company's agreement with Pershing to perform as the Company's fully disclosed clearing broker requires the Company to maintain a $25,000 deposit with Pershing and to provide sufficient trades such that Pershing is guaranteed commissions of $25,000 per quarter beginning January 1, 2001. This agreement extends to September 30, 2003. The Company's trades have not yet reached the $25,000 per quarter level; however, Management believes their trades will be sufficient to meet this minimum requirement. The Company clears all of its customer transactions through Pershing, resulting in commissions receivable and balances of $9,413 as of December 31, 2001.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with an initial noncancelable term of three years. Aggregate annual rentals for office space and equipment under these noncancelable agreements at December 31, 2001, are as stated below:

2002	$ 26,711
2003	15,389
2004	4,637
	$ 46,737

The office space lease has provisions for renewal options, sublease options, and rate escalation. Rent expense incurred for the year ended December 31, 2001, was $22,665.

MERIDIAN SECURITIES GROUP, LLC
SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5
December 31, 2001

5. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which the counter party is primarily Pershing. In the event these parties do not fulfill their obligations, the Company could be subject to risk. It is the Company's policy to review the credit standing of Pershing.

6. MEMBERS EQUITY AND NET CAPITAL REQUIREMENTS

The members have made contributions of both cash and property (valued at fair market value) to the Company to fund their membership capital accounts. Additional contributions may be required in future periods to meet the minimum capital requirements of the SEC or NASD. The Company's operating agreement calls for cash flow as defined in the agreement to be distributed to the members at least annually. As of December 31, 2001, the Company has no cash flow to distribute. The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had capital in excess of that requirement of $10,793.

7. RELATED PARTY TRANSACTIONS

As fifty percent owner of the Company, Meridian Investors, LLC, has owners and affiliates of those owners who are also customers of the Company. Commissions charged to these related parties are at amounts comparable to those charged to non-related customers of an equivalent size. Total commissions charged to related parties for the period ended December 31, 2001 was $80,775.

SCHEDULE I
MERIDIAN SECURITIES GROUP, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

NET CAPITAL

Members Equity		$ 69,756
Less Nonallowable Assets		
Prepaid expenses	$ 2,311	
Furniture and Equipment, net	6,652	
		(8,963)
Less Haircuts		0
Net Capital		$ 60,793

AGGREGATE INDEBTEDNESS

Items included in the Statement of Financial Condition:	
Accrued expenses	$ 2,000
Total Aggregate Indebtedness	$ 2,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6.67% of Aggregate Indebtedness)	$ 134
Minimum dollar of net capital of a reporting broker or dealer	$ 50,000
Net capital requirement (the greater of the amounts above)	$ 50,000
Excess Net Capital	$ 10,793
Excess Net Capital at 1000%	$ 10,793
Percentage of aggregate indebtedness to net capital	3.3%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II	$ 61,286
Audit adjustment to record additional accrued expenses	493
Net capital per above	$ 60,793

SCHEDULES II, III and IV
MERIDIAN SECURITIES GROUP, LLC
Computations Under Rule 15c3-3
As of December 31, 2001

Meridian Securities Group LLC is exempt from rule 15c3-3 based on section (k) (2)(ii)--All customer transactions are cleared through another broker-dealer (Donaldson, Lufkin & Jenrette, SEC # 17574) on a fully disclosed basis.

E.H. JOHNSON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1604 RIVERVIEW TOWER • KNOXVILLE, TN 37902
TELEPHONE (865) 522-2626; FAX (865) 523-3636
MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control Required by Rule 17a-5

Members
Meridian Securities Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Meridian Securities Group, LLC (the Company) for the period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Knoxville, Tennessee
February 26, 2002